ALCON, INC.

Bösch 69

P.O. Box 62

Hünenberg, Switzerland

2006 FINANCIAL REPORT

ALCON, INC.

2006 FINANCIAL REPORT

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Alcon, Inc.'s management is responsible for establishing and maintaining adequate internal control over financial reporting. Alcon, Inc.'s internal control system was designed to provide reasonable assurance to the Company's management regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Alcon, Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2006, Alcon, Inc.'s internal control over financial reporting is effective based on those criteria.

/s/ Cary R. Rayment	/s/ Jacqualyn A. Fouse
Cary R. Rayment	Jacqualyn A. Fouse
Chairman of the Board, President	Senior Vice President, Finance
and Chief Executive Officer	and Chief Financial Officer

March 16, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Alcon, Inc.:

We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and its subsidiaries as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in notes 1 and 12 to the consolidated financial statements, effective January 1, 2006, the Company implemented Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

As discussed in notes 1 and 16 to the consolidated financial statements, effective December 31, 2006, the Company implemented the recognition and related disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Alcon, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

KPMG LLP

Fort Worth, Texas

March 16, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Alcon, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Alcon, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alcon, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Alcon, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Alcon, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 16, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

KPMG LLP

Fort Worth, Texas

March 16, 2007

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	(in millions, except share data)
Assets
Current assets:
Cash and cash equivalents	$1,489.2	$1,457.2
Short term investments	321.0	377.7
Trade receivables, net	912.8	725.4
Inventories	473.8	427.2
Deferred income tax assets	122.5	131.5
Other current assets	142.8	149.0

Total current assets	3,462.1	3,268.0
Long term investments	91.1	154.8
Property, plant and equipment, net	920.7	829.6
Intangible assets, net	95.2	293.7
Goodwill	553.2	550.0
Long term deferred income tax assets	235.7	77.5
Other assets	69.3	54.6

Total assets	$5,427.3	$5,228.2

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$168.9	$156.0
Short term borrowings	926.5	1,021.5
Current maturities of long term debt	5.8	5.9
Other current liabilities	899.9	1,095.1

Total current liabilities	2,001.1	2,278.5

Long term debt, net of current maturities	49.0	56.0
Long term deferred income tax liabilities	10.1	15.8
Other long term liabilities	453.5	321.8
Contingencies (note 18)
Shareholders' equity:
Common shares, par value CHF 0.20 per share, 336,975,000
shares authorized; 317,343,982 shares issued and
301,182,404 shares outstanding at December 31, 2006;
314,559,103 shares issued and 306,485,298 shares
outstanding at December 31, 2005	43.9	43.4
Additional paid-in capital	1,064.5	806.3
Accumulated other comprehensive income	127.3	90.9
Retained earnings	3,201.9	2,282.3
Treasury shares, at cost; 16,161,578 shares at December 31, 2006;
and 8,073,805 shares at December 31, 2005	(1,524.0)	(666.8)

Total shareholders' equity	2,913.6	2,556.1

Total liabilities and shareholders' equity	$5,427.3	$5,228.2

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

	Years ended December 31,
	2006	2005	2004
	(in millions, except share data)

Sales	$4,896.6	$4,368.5	$3,913.6
Cost of goods sold	1,215.1	1,078.4	1,081.6

Gross profit	3,681.5	3,290.1	2,832.0
Selling, general and administrative	1,398.5	1,594.7	1,237.3
Research and development	512.1	421.8	390.4
Amortization of intangibles	198.8	85.7	72.5

Operating income	1,572.1	1,187.9	1,131.8
Other income (expense):
Gain (loss) from foreign currency, net	(7.9)	0.7	(2.2)
Interest income	74.1	48.7	23.3
Interest expense	(42.6)	(38.8)	(26.9)
Other, net	21.2	4.4	(0.3)

Earnings before income taxes	1,616.9	1,202.9	1,125.7
Income taxes	268.8	271.9	253.9

Net earnings	$1,348.1	$931.0	$871.8

Basic earnings per common share	$4.43	$3.04	$2.85

Diluted earnings per common share	$4.37	$2.98	$2.80

Basic weighted average common shares	304,279,489	306,036,089	305,761,128
Diluted weighted average common shares	308,671,707	311,903,177	310,837,194

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years Ended December 31, 2006, 2005 and 2004

	Common Shares			Accumulated
	Number		Additional	Other
	of Shares		Paid-in	Comprehensive	Deferred	Retained	Treasury
	Outstanding	Amount	Capital	Income	Compensation	Earnings	Shares	Total
	(in millions, except share data)

Balance, December 31, 2003	308,519,051	$42.5	$512.0	$135.8	$(7.5)	$951.2	$(42.5)	$1,591.5

Comprehensive income:
Net earnings	--	--	--	--	--	871.8	--	871.8
Change in net unrealized losses
on investments	--	--	--	(1.5)	--	--	--	(1.5)
Minimum pension liability
adjustment, net of taxes	--	--	--	(1.5)	--	--	--	(1.5)
Foreign currency translation
adjustments	--	--	--	92.6	--	--	--	92.6
Total comprehensive income								961.4

Share award transactions	757,803	0.2	26.0	--	--	--	0.3	26.5
Tax benefits on share award
transactions	--	--	9.3	--	--	--	--	9.3
Treasury shares acquired	(3,622,400)	--	--	--	--	--	(236.3)	(236.3)
Compensation expense	--	--	--	--	4.9	--	--	4.9
Dividends on common shares	--	--	--	--	--	(169.4)	--	(169.4)
Balance, December 31, 2004	305,654,454	42.7	547.3	225.4	(2.6)	1,653.6	(278.5)	2,187.9

Comprehensive income:
Net earnings	--	--	--	--	--	931.0	--	931.0
Change in net unrealized losses
on investments	--	--	--	1.9	--	--	--	1.9
Minimum pension liability
adjustment, net of taxes	--	--	--	4.0	--	--	--	4.0
Foreign currency translation
adjustments	--	--	--	(140.4)	--	--	--	(140.4)
Total comprehensive income								796.5

Share award transactions	4,552,198	0.7	148.6	--	--	--	3.6	152.9
Tax benefits on share award
transactions	--	--	110.1	--	--	--	--	110.1
Treasury shares acquired	(3,721,354)	--	--	--	--	--	(391.9)	(391.9)
Compensation expense	--	--	--	--	2.6	--	--	2.6
Dividends on common shares	--	--	0.3	--	--	(302.3)	--	(302.0)
Balance, December 31, 2005	306,485,298	43.4	806.3	90.9	--	2,282.3	(666.8)	2,556.1

Comprehensive income:
Net earnings	--	--	--	--	--	1,348.1	--	1,348.1
Change in net unrealized gains
(losses) on investments	--	--	--	7.9	--	--	--	7.9
Foreign currency translation
adjustments	--	--	--	90.4	--	--	--	90.4
Total comprehensive income								1,446.4

Adjustment to initially apply FASB
Statement No. 158, net of taxes	--	--	--	(61.9)	--	--	--	(61.9)
Share-based payments	--	--	83.0	--	--	--	--	83.0
Share award transactions	3,175,731	0.5	79.1	--	--	(0.9)	31.2	109.9
Tax benefits on share award
transactions	--	--	96.1	--	--	--	--	96.1
Treasury shares acquired	(8,478,625)	--	--	--	--	--	(899.2)	(899.2)
Share cancellation	--	--	(0.2)	--	--	(10.6)	10.8	--
Dividends on common shares	--	--	0.2	--	--	(417.0)	--	(416.8)
Balance, December 31, 2006	301,182,404	$43.9	$1,064.5	$127.3	$--	$3,201.9	$(1,524.0)	$2,913.6

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2006	2005	2004
	(in millions)
Cash provided by (used in) operating activities:
Net earnings	$1,348.1	$931.0	$871.8
Adjustments to reconcile net earnings to cash provided
from operating activities:
Depreciation	158.5	124.9	120.7
Amortization of intangibles	198.8	85.7	72.5
Amortization of deferred compensation	--	2.6	4.9
Share-based payments	81.2	--	--
Tax benefit from share-based compensation	--	110.1	9.3
Deferred income taxes	(105.9)	(22.5)	(39.0)
Loss (gain) on sale of assets	2.6	2.7	2.7
Provisions for losses (note 18)	(120.3)	248.7	--
Changes in operating assets and liabilities:
Trading securities	74.0	(213.3)	--
Trade receivables	(148.7)	(81.2)	(36.8)
Inventories	(11.5)	(18.6)	23.9
Other assets	(5.7)	(37.4)	(31.1)
Accounts payable and other current liabilities	(93.9)	80.9	37.4
Other long term liabilities	28.7	21.4	11.5

Net cash from operating activities	1,405.9	1,235.0	1,047.8
Cash provided by (used in) investing activities:
Proceeds from sale of assets	1.5	3.7	1.6
Purchases of property, plant and equipment	(222.3)	(162.2)	(146.2)
Purchases of intangible assets	--	(43.2)	(69.9)
Net sales (purchases) of available-for-sale investments	54.7	(180.6)	(41.0)

Net cash from investing activities	(166.1)	(382.3)	(255.5)
Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(108.3)	123.9	(434.5)
Repayment of long term debt	(6.3)	(16.1)	(9.3)
Dividends on common shares	(416.8)	(302.0)	(169.4)
Acquisition of treasury shares	(899.2)	(391.9)	(236.3)
Proceeds from exercise of stock options	109.8	153.1	26.8
Tax benefits from share-based payment
arrangements	96.1	--	--

Net cash from financing activities	(1,224.7)	(433.0)	(822.7)

Effect of exchange rates on cash and cash equivalents	16.9	(55.9)	37.8

Net increase in cash and cash equivalents	32.0	363.8	7.4
Cash and cash equivalents, beginning of year	1,457.2	1,093.4	1,086.0

Cash and cash equivalents, end of year	$1,489.2	$1,457.2	$1,093.4

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(1)	Summary of Significant Accounting Policies and Practices

(a)	Description of Business

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. ("Nestlé"). The principal business of Alcon and all of its subsidiaries (collectively, the "Company") is the development, manufacture and marketing of pharmaceuticals, surgical equipment and devices, contact lens care and other vision care products that treat eye diseases and disorders and promote the general health and function of the human eye. Due to the nature of the Company's worldwide operations, it is not subject to significant concentration risks.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company. All significant balances and transactions among the consolidated entities have been eliminated in consolidation. All consolidated entities are included on the basis of a calendar year.

(c)	Management Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Actual results could differ from those estimates.

(d)	Foreign Currency

The reporting currency of the Company is the United States dollar. The financial position and results of operations of the Company's foreign subsidiaries are generally determined using the local currency as the functional currency. Assets and liabilities of these subsidiaries have been translated at the rate of exchange at the end of each period. Revenues and expenses have been translated at the weighted average rate of exchange in effect during the period. Gains and losses resulting from translation adjustments are included in accumulated other comprehensive income (loss) in shareholders' equity. The impact of subsidiaries located in countries whose economies are considered highly inflationary is insignificant. Gains and losses resulting from foreign currency transactions are included in nonoperating earnings. Under Swiss corporate law, Alcon is required to declare any dividends on its common shares in Swiss francs.

(e)	Cash and Cash Equivalents

Cash equivalents include demand deposits and all highly liquid investments with original maturities of three months or less.

(f)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined primarily using the first-in, first-out method.

(g)	Investments

The Company holds investments of various types, maturities and classifications.

Trading Securities. Trading securities are stated at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings. Gains or losses from changes in fair value of these securities are included in the consolidated statements of earnings in other, net.

Available-for-Sale Investments. Investments designated as available-for-sale include marketable debt and equity securities. Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders' equity. The cost of securities sold is based on the specific identification method. Realized gains and losses on the sale of these securities are recorded in the consolidated statements of earnings in

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

other, net. Should the decline in value of any investment be deemed to be other-than-temporary, the investment basis would be written down to fair value and the write-down would be recorded to earnings as a loss.

Held-to-Maturity Investments. The Company holds no investments classified as held-to-maturity.

Short Term/Long Term Classification. The Company considers all liquid interest-earning investments with a maturity of three months or less to be cash equivalents. Debt securities with maturities greater than three months and less than one year are classified as short term investments. Generally, debt securities with remaining maturities greater than one year are classified as long term investments. However, investments with maturities greater than one year may be classified as short term based on their highly liquid nature and because they represent the investment of cash that is available for current operations.

(h)	Financial Instruments

The Company uses various derivative financial instruments on a limited basis as part of a strategy to manage the Company's exposure to certain market risks associated with interest rate and foreign currency exchange rate fluctuations expected to occur within the next twelve months. The Company evaluates the use of interest rate swaps and periodically uses such arrangements to manage its interest risk on selected debt instruments.

The Company regularly uses foreign currency forward exchange contracts to reduce the effect of exchange rate changes on certain foreign currency denominated intercompany and third-party transactions. The forward exchange contracts establish the exchange rates at which the Company purchases or sells the contracted amount of foreign currencies for specified local currencies at a future date. The Company uses forward contracts, which are short term in nature, and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date.

All of the Company's derivative financial instruments are recorded at fair value. For derivative instruments designated and qualifying as fair value hedges, the gain or loss on these hedges is recorded immediately in earnings to offset the changes in the fair value of the assets or liabilities being hedged. For derivative instruments designated and qualifying as cash flow hedges, the effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income (loss) in shareholders' equity, and is reclassified into earnings when the hedged transaction affects earnings.

(i)	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost. Additions, major renewals and improvements are capitalized while repairs and maintenance costs are expensed. Upon disposition, the book value of assets and related accumulated depreciation is relieved and the resulting gains or losses are reflected in earnings.

Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, which are as follows:

Land improvements	25 years
Buildings and improvements	12-50 years
Machinery, other equipment and software	3-12 years

(j)	Goodwill and Intangible Assets, Net

Goodwill is not amortized, but instead is tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their residual values and reviewed for recoverability upon the occurrence of an event that might indicate conditions for impairment could exist.

Intangible assets, net, consist of acquired customer base, trademarks, patents and licensed technology. The cost of these intangible assets is amortized on a straight-line basis over the estimated useful lives of the respective assets, which are 4 to 20 years.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(k)	Impairment

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l)	Pension and Other Postretirement Plans

The Company sponsors several defined contribution plans, defined benefit retirement plans and a postretirement health care plan.

The Company provides for the benefits payable to employees on retirement by charging current service costs to income systematically over the expected service lives of employees who participate in defined benefit plans. An actuarially computed amount is determined at the beginning of each year by using valuation methods that attribute the cost of the retirement benefits to periods of employee service. Such valuation methods incorporate assumptions concerning employees' projected compensation and health care cost trends. Prior service costs for plan amendments are generally charged to income systematically over the remaining expected service lives of participating employees.

Effective December 31, 2006, the Company adopted the recognition and related disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)." Under SFAS No. 158, the overfunded or underfunded status of defined benefit postretirement plans (other than multiemployer plans) must be shown as an asset or liability in the balance sheet and changes in the funded status are recognized in the year in which the changes occur through other comprehensive income. The Company has elected to delay adoption of the provision to measure the funded status of a plan as of the date of its year-end balance sheet. The requirement to measure plan assets and benefit obligations as of the fiscal year-end date is required for fiscal years ending after December 15, 2008. Under SFAS No. 158, retrospective application is not permitted. Therefore, the amount of accumulated other comprehensive income (loss) at December 31, 2006 is not directly comparable to those amounts in the prior years.

In May 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The Company determined the impact of this act and adopted FSP No. FAS 106-2 during the second quarter of 2004. See note 16 for further discussion.

The cost recognized for defined contribution plans is based upon the contribution required for the period.

(m)	Revenue Recognition

The Company recognizes revenue on product sales when the customer takes title and assumes risk of loss except for surgical equipment sales. If the customer takes title and assumes risk of loss upon shipment, revenue is recognized on the shipment date. If the customer takes title and assumes risk of loss upon delivery, revenue is recognized on the delivery date. Revenue is recognized as the net amount to be received after deducting estimated amounts for rebates and product returns.

The Company recognizes revenue on surgical equipment sales when the customer takes title and assumes risk of loss and when installation and any required training have been completed. Per procedure technology fees related to refractive laser systems are recognized in the period when the procedure is performed.

The Company recognizes revenue in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletin No. 104.

When the Company recognizes revenue from the sale of products, certain items, such as cash discounts, allowances and rebates, which are known and estimable at the time of sale, are recorded as a reduction of sales in accordance with

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Emerging Issues Task Force Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." To the extent the customer will, or is expected to, reduce its payment on the related invoice amounts, these items are reflected as a reduction of accounts receivable and sales.

In accordance with certain government rebate requirements (such as those under U.S. Medicaid and Medicare) and with certain contractual agreements, the Company is required to pay rebates to customers, their customers or government agencies under provisions that limit the amounts that may be paid for pharmaceuticals and surgical devices. The amount of accrued product rebates is included in other current liabilities.

The Company records a reduction of sales for estimated discounts, allowances and rebates in the period in which the related sales occur, based upon historical experience of amounts paid and amounts as a percentage of sales. The Company also considers the effects of changes in product pricing, in sales trends, in contract terms and in laws and regulations.

Value added taxes and other sales taxes are excluded from sales.

(n)	Research and Development

Internal research and development are expensed as incurred. Third-party research and development costs are expensed as the contracted work is performed or as milestone results have been achieved.

(o)	Selling, General and Administrative

Advertising costs are expensed as incurred. Advertising costs amounted to $130.4, $128.8 and $124.7 in 2006, 2005 and 2004, respectively.

Shipping and handling costs amounted to $56.6, $49.1 and $39.3 in 2006, 2005 and 2004, respectively.

Legal costs are expensed during the period incurred.

(p)	Income Taxes

The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets, liabilities and expected benefits of utilizing net operating loss and credit carryforwards. The impact on deferred income taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment. Withholding taxes have been provided on unremitted earnings of subsidiaries which are not reinvested indefinitely in such operations. Dividends paid by subsidiaries to Alcon, Inc. do not result in Swiss income taxes.

(q)	Basic and Diluted Earnings Per Common Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the issuance of common shares and share-settled stock appreciation rights were exercised and if share-settled restricted share units and contingent restricted common shares granted to employees were vested.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The following table reconciles the weighted average shares of the basic and diluted share computations:

	2006	2005	2004

Basic weighted average common shares outstanding	304,279,489	306,036,089	305,761,128
Effect of dilutive securities:
Employee stock options	4,359,828	5,580,253	4,543,823
Share-settled stock appreciation rights	859	--	--
Share-settled restricted share units	2,853	--	--
Contingent restricted common shares	28,678	286,835	532,243

Diluted weighted average common shares outstanding	308,671,707	311,903,177	310,837,194

At December 31, 2006, 179,984 stock options and 1,315,645 share-settled stock appreciation rights were not included in the computation of diluted earnings per share, as their exercise prices were greater than the average market price of the common shares. Their effect would have been anti-dilutive.

(r)	Comprehensive Income

Comprehensive income consists of net earnings, foreign currency translation adjustments, unrealized gains (losses) on investments and, in 2005 and 2004, minimum pension liability adjustments and is presented in the consolidated statements of shareholders' equity and comprehensive income.

(s)	Share-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment." This statement replaced SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, based on estimated "fair values."

The Company adopted SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the year ended December 31, 2006 included:

(a)

compensation cost for all share-based payments granted prior to, but not vested as of January 1, 2006, based on the grant-date "fair value" estimated in accordance with the original provisions of SFAS No. 123, and

(b)	compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date "fair value" estimated in accordance with the provisions of SFAS No. 123(R).

Net earnings for the year ended December 31, 2006 reflected the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, the consolidated financial statements for the prior years have not been restated to reflect the impact of SFAS No. 123(R). Therefore, the results for the year ended December 31, 2006 are not directly comparable to those in the prior years.

SFAS No. 123(R) requires companies to estimate the "fair value" of share-based payment awards as of the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period. Share-based compensation expense recognized in net earnings for the year ended December 31, 2006 was based on awards ultimately expected to vest, and therefore it was reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates. SFAS No. 123(R) also requires that excess tax benefits related to share-based compensation be reflected as financing cash flows rather than operating cash flows.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Prior to the adoption of SFAS No. 123(R), the Company applied the intrinsic value based method provisions of APB Opinion No. 25 and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. Under the intrinsic value method, no share-based employee compensation expense for stock options had been recognized in net earnings, as all options granted under the plan had an exercise price equal to the fair market value of the underlying common share at the date of grant. In the pro forma disclosures required under SFAS No. 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

The Company records deferred tax assets for share-based awards that result in deductions on the Company's income tax returns, based on the amount of compensation cost recognized and the Company's statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company's income tax return are recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the consolidated statement of earnings (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

(t)	Treasury Shares

Treasury shares are accounted for by the cost method. The board of directors has approved the purchase of Alcon common shares for various purposes as described in note 12.

(u)	Warranty Reserves

The Company generally warrants its surgical equipment against defects for a period of one year from the installation date. Warranty costs are estimated and expensed at the date of sale and the resulting accrued liability is amortized over the warranty period. Such costs are estimated based on actual cost experience.

(v)	Reclassifications

Certain reclassifications were made to prior year amounts to conform with current year presentation. These reclassifications had no effect on reported earnings, working capital or shareholders' equity.

(2)	Cash Flows__Supplemental Disclosures

	2006	2005	2004

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for the following:

Interest expense, net of amount capitalized	$42.6	$37.8	$28.0

Income taxes	$274.0	$157.4	$327.8

Supplemental Disclosure of Noncash Financing Activities:

a)

In 2002 certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares. Deferred compensation (included in shareholders' equity) related to the restricted common shares was reduced by $2.6 and $4.9, which amounts were charged against earnings in the years ended December 31, 2005 and 2004, respectively, and were reflected as adjustments in net cash from operating activities.

b)

During the years ended December 31, 2006, 2005 and 2004, certain individuals terminated employment prior to the vesting of their restricted Alcon common shares and forfeited less than 10,000 restricted common shares in each year. (See note 12 for discussion of restricted common shares.) The forfeited shares were recorded as treasury shares.

c)

In 2006, 2005 and 2004, $0.2, $0.3 and $0.1, respectively, of dividends, applicable to Alcon common shares that previously have been deferred into the Alcon Executive Deferred Compensation Plan, were not paid in cash but were credited to additional paid-in capital until such dividends are delivered in common shares. In 2006 and

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

2005, 737 and 911 treasury shares, representing previously declared dividends applicable to common shares withdrawn from this plan, were delivered to participants.

d)

In 2005, the Company acquired the patent rights of certain products in return for certain fixed payments. The present value of the noninterest bearing payments ($7.4) was recorded in intangible assets and in license obligations (included in long term debt) and, as a noncash transaction, was not reflected in the consolidated statement of cash flows.

(3)	Supplemental Balance Sheet Information

	December 31,
	2006	2005
Cash and Cash Equivalents
Cash	$106.7	$102.2
Cash equivalents on deposit with Nestlé	4.6	4.8
Cash equivalents -- other	1,377.9	1,350.2

Total	$1,489.2	$1,457.2

Cash equivalents consisted of interest-bearing deposits and repurchase agreements with an initial term of less than three months.

	December 31,
	2006	2005
Trade Receivables, Net
Trade receivables	$943.1	$753.4
Allowance for doubtful accounts	(30.3)	(28.0)

Net	$912.8	$725.4

	2006	2005	2004
Allowance for Doubtful Accounts
Balance at beginning of year	$28.0	$31.9	$35.6
Bad debt expense	3.2	0.3	0.6
Charge-off (recoveries), net	(0.9)	(4.2)	(4.3)

Balance at end of year	$30.3	$28.0	$31.9

	December 31,
	2006	2005

Inventories
Finished products	$287.0	$255.6
Work in process	43.1	36.6
Raw materials	143.7	135.0

Total	$473.8	$427.2

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

	December 31,
	2006	2005

Other Current Assets
Prepaid expenses	$49.1	$55.2
Receivables from affiliates	0.2	0.2
Other	93.5	93.6

Total	$142.8	$149.0

	December 31,
	2006	2005

Property, Plant and Equipment, Net
Land and improvements	$27.2	$25.9
Buildings and improvements	655.5	606.0
Machinery, other equipment and software	1,101.1	998.8
Construction in progress	107.6	75.4

Total	1,891.4	1,706.1

Accumulated depreciation	(970.7)	(876.5)

Net	$920.7	$829.6

Construction in progress at December 31, 2006 consisted primarily of various plant expansion and upgrade projects. Commitments related to these projects at December 31, 2006 totaled $42.4.

	December 31,
	2006	2005

Other Current Liabilities
Deferred income tax liabilities	$14.7	$14.4
Payables to affiliates	2.7	1.3
Accrued warranties	7.3	7.9
Accrued compensation	255.0	250.0
Accrued taxes	260.6	258.7
Accrued product rebates	119.2	112.2
Provisions for losses (note 18)	4.5	245.2
Other	235.9	205.4

Total	$899.9	$1,095.1

	2006	2005	2004

Warranty Reserve
Balance at beginning of year	$7.9	$7.6	$7.3
Warranty expense	8.5	10.7	10.4
Warranty payments, net	(9.1)	(10.4)	(10.1)

Balance at end of year	$7.3	$7.9	$7.6

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

	December 31,
	2006	2005

Other Long Term Liabilities
Pension plans	$308.3	$232.2
Postretirement health care plan	107.3	62.5
Deferred compensation	28.2	20.9
Other	9.7	6.2

Total	$453.5	$321.8

	December 31,
	2006	2005

Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$182.0	$91.6
Unrealized gains (losses) on investments	7.2	(0.7)
Unrecognized losses and prior service costs, net of tax benefit	(61.9)	--

Total	$127.3	$90.9

At December 31, 2006, the portion of retained earnings that was available under Swiss law for the payment of dividends was $2,011.3.

For the years ended December 31, 2006, 2005 and 2004, the Company declared and paid dividends on common shares in Swiss francs ("CHF") as follows:

		2006		2005		2004

Dividends per common share in Swiss francs	CHF	1.68	CHF	1.18	CHF	0.72

Dividends per common share measured in U.S. dollars		$1.38		$0.99		$0.55

Total dividends on common shares measured in U.S. dollars		$417.0		$302.3		$169.4

(4)	Investments

At December 31, 2006 and 2005, investments were as follows:

	2006	2005

Short term investments:
Trading securities	$139.3	$213.3
Available-for-sale investments	181.7	164.4

Total short term investments	$321.0	$377.7

Long term investments—available-for-sale investments	$91.1	$154.8

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

At December 31, 2006 and 2005, trading securities were as follows:

	2006		2005
	Net	Estimated	Net	Estimated
	Unrealized	Fair	Unrealized	Fair
	Gains	Value	Gains	Value

Total trading securities	$16.0	$139.3	$2.6	$213.3

At December 31, 2005, $49.9, including unrealized gains of $1.9, of the trading securities consisted of a hedge fund operated by an investment management company owned by Nestlé. These trading securities were liquidated during 2006.

At December 31, 2006, available-for-sale investments were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
Mortgage-backed securities	$50.8	$--	$(2.7)	$48.1
Senior secured bank loans	133.9	--	(0.3)	133.6

Total short term investments	184.7	--	(3.0)	181.7

Long term investments:
U.S. government and agency securities	3.1	--	(0.1)	3.0
Mortgage-backed securities	0.9	--	--	0.9
Corporate debt securities	17.3	0.2	(0.3)	17.2
Equity securities	57.5	12.2	(2.2)	67.5
Other investments	2.1	0.4	--	2.5

Total long term investments	80.9	12.8	(2.6)	91.1

Total available-for-sale investments	$265.6	$12.8	$(5.6)	$272.8

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

At December 31, 2005, available-for-sale investments were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
Mortgage-backed securities	$49.9	$--	$(3.2)	$46.7
Senior secured bank loans	117.6	0.1	--	117.7

Total short term investments	167.5	0.1	(3.2)	164.4

Long term investments:
U.S. government and agency securities	43.6	0.2	(0.2)	43.6
Mortgage-backed securities	9.9	--	--	9.9
Foreign government bonds	3.5	0.3	--	3.8
Corporate debt securities	33.4	1.7	(2.2)	32.9
Other debt securities	6.0	--	--	6.0
Equity securities	54.0	4.2	(1.8)	56.4
Other investments	2.0	0.2	--	2.2

Total long term investments	152.4	6.6	(4.2)	154.8

Total available-for-sale investments	$319.9	$6.7	$(7.4)	$319.2

The contractual maturities of available-for-sale investments at December 31, 2006 were as follows:

		Estimated
	Amortized	Fair
	Cost	Value

Securities not due at a single maturity date*	$188.8	$185.6
Other debt securities, maturing:
Within one year	--	--
After 1 year through 10 years	1.8	1.8
After 10 years through 15 years	3.6	3.5
Beyond 15 years	11.8	11.9

Total debt securities recorded at market	206.0	202.8

Equity and other investments	59.6	70.0

Total available-for-sale investments	$265.6	$272.8

*Mortgage-backed securities and senior secured bank loans.

Proceeds from sales of available-for-sale investments were $425.7, and the gross realized gains and gross realized losses on those sales were $5.7 and $3.6, respectively, for the year ended December 31, 2006. For the year ended December 31, 2005, proceeds from sales of available-for-sale investments were $190.6, and the gross realized gains and gross realized losses on those sales were $4.3 and $1.1, respectively. There were no significant sales of available-for-sale investments for the year ended December 31, 2004.

The net unrealized holding gains (losses) for available-for-sale investments included in accumulated other comprehensive income (loss) in shareholders' equity at December 31, 2006, 2005 and 2004 were $7.2, $(0.7) and $(2.6), respectively. Net unrealized holding gains on trading securities included in earnings for the years ended December 31, 2006 and 2005 were $13.4 and $2.6, respectively.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The changes in net unrealized gains (losses) on investments, net of taxes, included in accumulated other comprehensive income (loss) were:

	2006	2005	2004

Changes in unrealized holding gains (losses) arising
during the period	$7.1	$1.4	$(1.5)
Reclassification adjustment for losses (gains) included
in net income	0.8	0.5	--

Changes in net unrealized gains (losses) on investments,
net of taxes	$7.9	$1.9	$(1.5)

As of December 31, 2006, gross unrealized losses and fair value of investments with unrealized losses that were not deemed to be other-than-temporarily impaired, summarized by investment category and length of time the individual securities had been in a continuous unrealized loss position, were:

	Less than 12 months		12 months or greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Short term investments:
Mortgage-backed securities	$--	$--	$48.1	$(2.7)	$48.1	$(2.7)
Senior secured bank loans	133.6	(0.3)	--	--	133.6	(0.3)

Total short term investments	133.6	(0.3)	48.1	(2.7)	181.7	(3.0)

Long term investments:
U.S. government and agency
securities	--	--	2.8	(0.1)	2.8	(0.1)
Corporate debt securities	2.4	(0.2)	2.6	(0.1)	5.0	(0.3)
Equity securities	6.0	(0.9)	4.3	(1.3)	10.3	(2.2)

Total long term investments	8.4	(1.1)	9.7	(1.5)	18.1	(2.6)

Total available-for-sale
investments	$142.0	$(1.4)	$57.8	$(4.2)	$199.8	$(5.6)

(5)	Impairment of Long-Lived Assets Held and Used

During 2006, the Company identified impairment losses totaling $144.8 related to certain plant, equipment and intangible assets. The respective losses were recognized in cost of goods sold ($19.1) and amortization of intangibles ($125.7) in the consolidated statement of earnings for the year ended December 31, 2006.

The Company's corporate planning process indicated that the carrying amounts of long-lived assets used in the refractive product line probably would not be recovered through the respective projected cash flows, although the Company intends to continue using those assets. Consequently, the impairment review was conducted using the then latest projections in the corporate planning process on a gross basis to determine whether the carrying amounts of the refractive assets were recoverable. After the carrying amounts were determined not recoverable, a traditional discounted cash flow calculation was used to estimate the fair values of the refractive assets for the purpose of measuring the impairment losses, as the Company believes this approach provided the most reasonable estimate of the fair values of those assets.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(4)	Intangible Assets and Goodwill

	December 31, 2006		December 31, 2005
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Intangible assets subject to amortization:
Licensed technology	$310.6	$(227.8)	$620.6	$(393.9)
Other	101.1	(88.7)	195.9	(128.9)

Total	$411.7	$(316.5)	$816.5	$(522.8)

The changes to December 31, 2006 from December 31, 2005 in the gross carrying amounts and accumulated amortization of licensed technology and other intangible assets subject to amortization reflected the impairment losses of $125.7 discussed in note 5 above.

During 2005, the Company entered into an agreement to fix certain payment obligations under a license agreement that provides for future royalties, thus converting a portion of the variable payments into a fixed amount. The new agreement required the Company to pay $95.3, which it remitted in July 2005. The amount attributable to the license agreement ($40.4) was recorded in intangible assets and is being amortized over the remaining useful life of 6 years. The remainder of the payment, attributable to past royalties, had been accrued under the original license agreement.

	Years ended December 31,
	2006	2005	2004

Aggregate amortization expense related to intangible assets	$198.8	$85.7	$72.5

Amortization expense in 2006 included the impairment losses of $125.7 discussed in note 5.

Estimated Amortization Expense:

For year ended December 31, 2007	$43.4
For year ended December 31, 2008	$22.0
For year ended December 31, 2009	$11.8
For year ended December 31, 2010	$8.9
For year ended December 31, 2011	$3.2

The Company recorded no intangible assets with indefinite lives other than goodwill.

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005 were as follows:

	United States	International
	Segment	Segment	Total

Balance, December 31, 2004	$339.3	$209.9	$549.2

Impact of changes in foreign exchange rates	--	0.8	0.8

Balance, December 31, 2005	339.3	210.7	550.0

Impact of changes in foreign exchange rates	--	3.2	3.2

Balance, December 31, 2006	$339.3	$213.9	$553.2

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(7)	Short Term Borrowings

	December 31,
	2006	2005

Lines of credit	$279.2	$197.8
Commercial paper	508.3	709.9
From affiliates	101.3	86.5
Bank overdrafts	37.7	27.3

Total short term borrowings	$926.5	$1,021.5

At December 31, 2006, the Company had several unsecured line of credit agreements totaling $550.3 with third parties that were denominated in various currencies. The commitment fees related to unused borrowings under these facilities were less than $0.5 during 2006, 2005 and 2004. The weighted average interest rates at December 31, 2006 and 2005 were 3.9% and 3.0%, respectively. The amounts outstanding under these agreements at December 31, 2006 were due at various dates during 2007.

At December 31, 2006, the Company had a $2,000.0 commercial paper facility. At December 31, 2006, the outstanding balance carried an average interest rate of 5.2% before fees. Nestlé guarantees the commercial paper facility and assists in its management, for which the Company pays Nestlé an annual fee based on the average outstanding commercial paper balances. The Company's management believes that any fees paid by the Company to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. Total guarantee fees paid to Nestlé for the years ended December 31, 2006, 2005 and 2004 were $0.4, $0.5 and $0.8, respectively.

The Company had various unsecured promissory notes and line of credit agreements denominated in various currencies with several subsidiaries of Nestlé. These short term borrowings at December 31, 2006 were either due on demand or at various dates during 2007. The weighted average interest rates at December 31, 2006 and 2005 were 2.6% and 1.9%, respectively. The unused portion under the line of credit agreements was $256.2 at December 31, 2006.

The Company had several unsecured bank overdraft lines of credit denominated in various currencies totaling $151.4 at December 31, 2006. The weighted average interest rates on bank overdrafts at December 31, 2006 and 2005 were 6.2% and 5.6%, respectively.

(8)	Long Term Debt

	December 31,
	2006	2005

License obligations	$10.7	$15.7
Bank loan	42.9	44.2
Other	1.2	2.0

Total long term debt	54.8	61.9
Less current maturities of long term debt	5.8	5.9

Long term debt, net of current maturities	$49.0	$56.0

License obligations represented the present value of noninterest bearing future fixed payments through 2013 that were capitalized as intangibles. These obligations were discounted at the Company's borrowing rate (4.8% to 8.5%) at the time each license was obtained.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The Company's Japanese subsidiary has an outstanding bank loan with a fixed interest rate of 1.6%, due in 2011. This fixed rate of 1.6% was swapped for floating rate yen LIBOR, which was 0.5% at December 31, 2006. The bank loan was guaranteed by Nestlé for a fee of approximately $0.1 annually in 2006, 2005 and 2004.

Long term maturities for each of the next five years are $5.8 in 2007, $1.3 in 2008, $1.0 in 2009, $0.9 in 2010, and $43.8 in 2011.

Interest costs of $0.9, $0.4 and $0.8 in 2006, 2005 and 2004, respectively, were capitalized as part of property, plant and equipment.

(9)	Income Taxes

The components of earnings before income taxes were:

	2006	2005	2004

Switzerland	$1,188.7	$590.6	$461.8
Outside of Switzerland	428.2	612.3	663.9

Earnings before income taxes	$1,616.9	$1,202.9	$1,125.7

Income tax expense (benefit) consisted of the following:

	2006	2005	2004

Current:
Switzerland	$101.5	$61.8	$30.6
Outside of Switzerland	273.2	232.6	262.3

Total current	374.7	294.4	292.9

Deferred:
Switzerland	(0.4)	3.3	(8.3)
Outside of Switzerland	(105.5)	(25.8)	(30.7)

Total deferred	(105.9)	(22.5)	(39.0)

Total	$268.8	$271.9	$253.9

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

A reconciliation of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate follows:

	2006	2005	2004

Statutory income tax rate	7.8%	7.8%	7.8%
Effect of higher tax rates in other jurisdictions	14.7	17.3	22.3
Current year research and experimentation credits	(1.0)	(1.0)	(1.1)
Other current year taxes and changes in valuation
allowances	0.6	0.3	(0.3)
Current year nondeductible and excludable items	(1.1)	0.7	(0.9)
Tax impact of prior year audit settlements, amended
returns and adjustments to estimates	(2.7)	(3.6)	(0.1)
Research and experimentation credits and
audit settlements	--	--	(5.1)
Effects of recording in 2006 the reduction in the patent
litigation provision and the impairment losses and
in 2005 the provisions for losses discussed in
note 18	(1.7)	1.1	--

Effective tax rate	16.6%	22.6%	22.6%

In June 2004, the Company recognized a current income tax benefit of $57.6, for certain discrete items resulting from filing amended federal income tax returns for prior years claiming research and experimentation tax credits and from resolution of several significant tax audit issues related to prior years.

At December 31, 2006, Alcon's subsidiaries had net operating loss carryforwards as follows:

2007	$13.8
2008	0.2
2009	0.7
2010	0.1
2011	--
2012-2024	1.6
Indefinite	--

Total net operating loss carryforwards	$16.4

The Company also had net operating loss carryforwards totaling $302.3 related to states in which certain subsidiaries file separate state income tax returns. These net operating loss carryforwards expire between 2012 and 2024.

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Current tax expense does not reflect benefits of $96.1, $110.1 and $9.3 for the years ended December 31, 2006, 2005 and 2004, respectively, related to restricted shares and the exercise of employee stock options, recorded directly to additional paid-in capital.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Temporary differences and carryforwards at December 31, 2006 and 2005 were as follows:

	December 31,
	2006	2005

Deferred income tax assets:
Trade receivables	$31.9	$33.2
Inventories	8.6	9.6
Intangible assets	38.8	--
Other assets	1.5	9.2
Accounts payable and other current liabilities	72.9	69.9
Other liabilities	177.2	118.6
Share-based payments	25.7	--
Net operating loss carryforwards	12.2	6.8

Gross deferred income tax assets	368.8	247.3
Unused tax credits	7.4	6.3
Valuation allowance	(4.1)	(6.1)

Total deferred income tax assets	372.1	247.5

Deferred income tax liabilities:
Property, plant and equipment	22.9	36.1
Goodwill and intangible assets	--	22.4
Other	15.8	10.2

Total deferred income tax liabilities	38.7	68.7

Net deferred income tax assets	$333.4	$178.8

Based on the Company's historical pretax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2006. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

Withholding taxes of approximately $105.5 have not been provided on approximately $2,110.8 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely.

Significant judgment is required in evaluating the Company's tax positions, and management records current tax liabilities based on its best estimate of what it will ultimately agree upon with the taxing authorities in the relevant jurisdictions following the completion of their examination. Management believes that the estimates reflected in the financial statements accurately reflect the Company's tax liabilities. Income tax expense includes the impact of tax reserve positions and changes to tax reserves that are considered appropriate, as well as any related interest.

(10)	Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive), and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, manufacturing and other corporate functions.

Segment performance is measured based on sales and operating income reported in accordance with U.S. GAAP.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Sales			Operating Income			Depreciation and Amortization
	2006	2005	2004	2006	2005	2004	2006	2005	2004

United States	$2,463.7	$2,195.4	$1,990.3	$1,290.8	$1,098.3	$925.4	$93.1	$102.7	$93.2
International	2,432.9	2,173.1	1,923.3	996.9	875.9	700.0	58.7	56.0	54.8

Segments total	4,896.6	4,368.5	3,913.6	2,287.7	1,974.2	1,625.4	151.8	158.7	148.0
Manufacturing operations	--	--	--	(28.5)	(32.1)	(28.7)	41.4	35.4	30.9
Research and development	--	--	--	(446.5)	(377.1)	(349.2)	13.4	12.7	10.6
General corporate	--	--	--	(159.3)	(377.1)	(115.7)	150.7	3.8	3.7
Share-based compensation	--	--	--	(81.3)	--	--	--	--	--

U.S. GAAP total	$4,896.6	$4,368.5	$3,913.6	$1,572.1	$1,187.9	$1,131.8	$357.3	$210.6	$193.2

For the year ended December 31, 2006, the impairment losses discussed in note 5 decreased general corporate operating income by $144.8 and increased depreciation and amortization by $144.8. General corporate operating income for that year also reflected the benefit of a $119.0 reduction to a 2005 litigation provision related to a patent lawsuit discussed in note 18.

A large part of the decrease in general corporate operating income for 2005 was due mainly to a litigation provision of $240.0 related to a patent infringement claim discussed in note 18.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(11)	Geographic, Customer and Product Information

Sales for the Company's country of domicile and all individual countries accounting for more than 10% of total sales are presented below along with long lived assets in those countries. Sales by ophthalmic market segment are also included. Sales below are based on the location of the customer. No single customer accounts for more than 10% of total sales.

				Property, Plant and
	Sales			Equipment
	For the Years ended December 31,			At December 31,
	2006	2005	2004	2006	2005

United States	$2,463.7	$2,195.4	$1,990.3	$578.6	$541.7
Switzerland	30.4	28.9	27.9	8.5	8.5
Rest of world	2,402.5	2,144.2	1,895.4	333.6	279.4

Total	$4,896.6	$4,368.5	$3,913.6	$920.7	$829.6

Pharmaceutical	$2,007.2	$1,767.7	$1,542.6
Surgical	2,203.8	2,016.9	1,814.4
Consumer eye care	685.6	583.9	556.6

Total	$4,896.6	$4,368.5	$3,913.6

(12)	Share-Based Compensation Plans

Under the 2002 Alcon Incentive Plan, the Company's board of directors may award to officers, directors and key employees share-based compensation, including stock options, share-settled stock appreciation rights ("SSARs"), restricted shares, restricted share units and certain cash-settled liability awards. The total number of shares that may be issued with respect to such awards cumulatively shall not exceed 30 million Alcon common shares. The grant prices for stock options or stock appreciation rights are determined by the board and shall not be lower than the prevailing stock exchange price upon the grant of the award. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. Grants prior to February 2006 also become exercisable upon early retirement at or after age 55. If there is a change in control (as defined by the plan), the exercise or vesting of the awards may accelerate.

In February 2006, the Company's board of directors approved the grant of 0.2 million restricted shares and restricted share units, 1.3 million SSARs and 0.2 million stock options. Consistent with earlier grants, individuals may vest in the stock option and SSAR grants upon early retirement at or after age 55; however, under the 2006 grants, participants may exercise these instruments only on or after the third anniversary of the grant. Restricted share and restricted share unit grants have a three-year cliff vesting; furthermore, individuals retiring before reaching age 60 will forfeit some or all of such grants if the three-year service period has not expired.

The Company's board of directors has authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the exercise of stock options and SSARs granted under the 2002 Alcon Incentive Plan. At December 31, 2006, outstanding authorizations by the Company's board of directors would permit the purchase of approximately 3.4 million Alcon common shares. The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003. Additional treasury shares were purchased during 2006 in anticipation of presenting the shares to the shareholders for approval of cancellation at a future shareholders' meeting.

The Company intends to satisfy all equity awards granted prior to December 31, 2003 with the issuance of new shares from conditional capital authorized for the 2002 Alcon Incentive Plan. At December 31, 2006, the Company had reserved approximately 19.5 million Alcon common shares for issuance pursuant to the 2002 Alcon Incentive Plan.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Net earnings for the year ended December 31, 2006 reflected the impact of adopting SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the year ended December 31, 2006 included:

(a)

compensation cost for all share-based payments granted prior to, but not vested as of January 1, 2006, based on the grant-date "fair value" estimated in accordance with the original provisions of SFAS No. 123, and

(b)	compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date "fair value" estimated in accordance with the provisions of SFAS No. 123(R).

Equity Awards

The effects of share-based equity awards on operating income and net earnings were as follows:

Year ended
December 31, 2006

Total share-based equity award costs applicable for period	$83.0
Costs relieved from (capitalized in) inventory	(1.8)
Costs recognized in operating income	81.2
Tax benefit recognized in net earnings	26.0
Reduction to net earnings	$55.2

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the related share-based awards, with the acceleration of expense for individuals meeting the requirements to retire as described above. No share-based compensation expense for stock options was recorded in the years ended December 31, 2005 and 2004.

Prior to the adoption of SFAS No. 123(R), the Company applied the intrinsic value based method provisions of APB Opinion No. 25 and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. Under the intrinsic value method, no share-based employee compensation expense for stock options had been recognized in net earnings, as all options granted under the plan had an exercise price equal to the fair market value of the underlying common share at the date of grant. In the pro forma disclosures required under SFAS No. 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

         The following table illustrates the effect on net earnings and earnings per common share for the years ended December 31, 2005 and 2004 if the Company had applied the "fair value" recognition provisions in accounting for stock option awards.

	2005	2004

Net earnings, as reported	$931.0	$871.8
Deduct: Total share-based employee compensation
expense under the "fair value" method, net of related
tax benefits	(60.4)	(51.5)

Pro forma net earnings	$870.6	$820.3

Earnings per common share:
Basic - as reported	$3.04	$2.85
Basic - pro forma	$2.84	$2.68

Diluted - as reported	$2.98	$2.80
Diluted - pro forma	$2.80	$2.65

For the years ended December 31, 2005 and 2004, cash flows from operating activities included $110.1 and $9.3, respectively, from tax benefits related to share-based compensation.

The "fair value" of each stock option and SSAR grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2006	2005	2004

Expected volatility	33.0%	33.0%	33.0%
Risk-free interest rate	4.57%	3.61%	3.0%
Expected dividend yield	1%	1%	1%
Expected term	5 years	5 years	5 years

The Company based its estimates of expected volatility on daily historical trading data of its common shares from March 2002 through the grant dates and, due to its short history as a public company, other factors, such as the volatility of the common share prices of other pharmaceutical and surgical companies.

The risk-free interest rate assumptions were based on implied yields, at the grant dates, of U.S. Treasury zero-coupon bonds having a remaining term equal to the expected term of the employee share awards.

The expected dividend yield was estimated generally based upon the Company's historic dividend yield since 2003.

The Company estimated the expected term consistent with historical exercise and cancellation activity of its previous share-based grants with a ten-year contractual term, as well as that of other pharmaceutical and surgical companies.

Forfeitures were estimated to be 2.5% of the number granted, based on historical experience.

If factors change and the Company employs different assumptions in the application of SFAS No. 123(R) to future periods, the compensation expense that the Company records under SFAS No. 123(R) may differ significantly from what the Company has recorded in the current period.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The status of the stock options and SSARs as of December 31, 2006 and the changes during the year then ended are presented below:

	Stock Options				SSARs
		Weighted	Weighted			Weighted	Weighted
		Average	Average			Average	Average
		Exercise	Remaining			Exercise	Remaining
		Price	Contractual	Aggregate		Price	Contractual	Aggregate
		per	Term	Intrinsic		per	Term	Intrinsic
	Number	Share	(Years)	Value	Number	Share	(Years)	Value

Outstanding at beginning
of period	15,095,417	$53			--	$--
Granted	176,455	123			1,345,604	123
Forfeited	(130,357)	74			(18,659)	123
Exercised	(2,986,379)	37			--	--
Expired	(800)	36			--	--
Outstanding at end
of period	12,154,336	58	6.94	$657.6	1,326,945	123	9.11	$0.2
Exercisable at end
of period	5,433,353	40	6.07	$390.3	407	123	9.11	$--

The weighted average grant-date "fair values" of stock options granted during the years ended December 31, 2006, 2005 and 2004 were $42.54, $25.55 and $19.64 per option, respectively. The total intrinsic values of the stock options exercised during the years ended December 31, 2006, 2005 and 2004 were $217.7, $296.5 and $28.6, respectively.

The weighted average grant-date "fair value" of SSARs granted during the year ended December 31, 2006 was $41.41 per SSAR. No SSARs were exercised during the year ended December 31, 2006. The Company did not grant any SSARs prior to February 2006.

The following table summarizes information about stock options as of December 31, 2006:

		Options Outstanding			Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Range of		Remaining	Exercise	Scheduled		Exercise
Exercise	Number	Contractual	Price per	Exercisable	Number	Price per
Prices	Outstanding	Term (Years)	Share	Date	Exercisable	Share

$33	1,437,655	5.22	$33	March 21, 2005	1,437,655	$33
36	3,211,531	6.14	36	February 18, 2006	3,171,706	36
42-55	49,500	6.62	50	Various dates in 2006	49,500	50
63	3,878,185	7.12	63	February 11, 2007	604,330	63
67-80	62,000	7.67	77	Various dates in 2007	--
80	27,000	8.05	80	January 18, 2008	3,000	80
79	3,299,481	8.11	79	February 9, 2008	167,162	79
98-105	14,000	8.37	100	Various dates in 2008	--
128	5,000	8.74	128	September 26, 2008	--
123	169,984	9.11	123	February 8, 2009	--

Total	12,154,336				5,433,353

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Restricted shares and restricted share units are recognized at the closing market price on the date of grant over the required service period. The status of the nonvested restricted share awards as of December 31, 2006 and the changes during the year then ended are presented below:

	Restricted Shares				Restricted Share Units
		Weighted	Weighted			Weighted	Weighted
		Average	Average			Average	Average
		Grant-Date	Remaining			Grant-Date	Remaining
		Price	Contractual	Aggregate		Price	Contractual	Aggregate
		per	Term	Market		per	Term	Market
	Number	Share	(Years)	Value	Number	Share	(Years)	Value

Nonvested at beginning
of period	530,872	$33			--	$--
Granted	191,113	123			29,658	122
Vested	(532,309)	33			(1,239)	123
Forfeited	(3,737)	123			(714)	123

Nonvested at end
of period	185,939	123	2.11	$20.8	27,705	122	2.12	$3.1

The restricted shares that were nonvested at beginning of period were issued in 2002 and vested on January 1, 2006. No such instruments were granted during 2005 and 2004. The total market values of restricted shares that vested during the years ended December 31, 2006, 2005 and 2004 were $71.4, $39.1 and $26.0, respectively.

The total market value of restricted share units that vested during the year ended December 31, 2006 was $0.1. No such instruments were granted during 2005 and 2004.

As of December 31, 2006, total unrecognized compensation cost related to nonvested share-based equity compensation arrangements (including share options, SSARs and nonvested share awards) granted under the plan was $67.7. That cost is expected to be recognized over a weighted average period of 1.4 years.

Liability Awards

The 2002 Alcon Incentive Plan also provides that the board may grant cash-settled stock appreciation rights ("CSARs") whereby the grantee may receive the appreciation in share value over the grant price. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. In addition to scheduled vesting, shares are fully vested upon meeting the requirements to retire.

Prior to the adoption of SFAS No. 123(R), the Company measured compensation expense for CSARs by applying the increase in the market price of Alcon's common shares at the end of the period to the number of CSARs. Under SFAS No. 123(R), the Company accounts for CSARs as share-based liability awards that are remeasured each reporting period through the awards' settlement dates using the Black-Scholes option-pricing model and similar assumptions to those used for measuring equity grants. The risk-free interest rates used at December 31, 2006 were 4.7% to 5.0% and the market price for Alcon common shares was $111.77 per share. The cumulative effect of this change was not significant.

The Company's operating results included expenses (reversals) related to the CSARs of $(0.9), $18.6 and $9.1 for the years ended December 31, 2006, 2005 and 2004, respectively. During the years ended December 31, 2006, 2005 and 2004, the intrinsic values of CSARs paid were $8.6, $8.0 and $0.1, respectively.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The status of the CSARs as of December 31, 2006 and the changes during the year then ended are presented below:

	CSARs
		Weighted	Weighted
		Average	Average
		Exercise	Remaining
		Price	Contractual	Aggregate
		per	Term	Intrinsic
	Number	Share	(Years)	Value

Outstanding at beginning of period	302,644	$48
Granted	348	123
Forfeited	(1,084)	79
Exercised	(107,330)	36

Outstanding at end of period	194,578	55	6.86	$11.1

Exercisable at end of period	127,720	46	6.47	$8.4

At December 31, 2006 and 2005, the Company had 194,578 and 302,644 CSARs outstanding representing liabilities of $11.5 and $20.9, respectively. The awards outstanding had expiration dates ranging from March 2012 through February 2016.

The Company expects to use liability awards minimally in the future. As of December 31, 2006, total unrecognized compensation cost related to CSARs granted under the plan was $0.5. That cost is expected to be recognized over a weighted average period of 0.8 years.

(13)	Deferred Compensation

The Company had an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by the board of directors administered the plan. Final benefit payments under this plan were paid in January 2006. Plan payments were $9.7, $10.0 and $9.2 for 2006, 2005 and 2004, respectively. The plan's liability was $9.7 at December 31, 2005, which was included in other current liabilities in the accompanying consolidated balance sheet.

In 2002, certain Alcon employees elected to convert $34.2 of their interests in the 1994 Phantom Stock Plan into approximately 2.2 million contingent restricted common shares of Alcon. Although all of these shares were included in the outstanding common shares in the accompanying balance sheets at December 31, 2005 and 2004, the unvested portion (which was contingent) of the restricted common shares was excluded in the calculation of basic weighted average common shares outstanding for the years then ended. In connection with this conversion, these employees were also granted options (which became fully vested in March 2005) to purchase approximately 0.9 million Alcon common shares at $33.00 under the 2002 Alcon Incentive Plan. The restricted shares became fully vested in January 2006. The options expire on March 20, 2012.

The Alcon Executive Deferred Compensation Plan ("DCP") permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The DCP is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust. During the years ended December 31, 2006, 2005 and 2004, certain executives elected to defer compensation totaling $3.6, $6.2 and $5.0, respectively. At December 31, 2006 and 2005, other long term liabilities in the accompanying consolidated balance sheets included liabilities under the DCP of $17.5 and $13.1, respectively.

As of December 31, 2006 and 2005, 174,413 and 179,788 Alcon common shares, respectively, were deferred in the DCP. The Alcon common shares held in the DCP were reflected as outstanding in the consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

In 2004, the Company established the Alcon Excess 401(k) Plan, allowing deferral of excess employer contributions that cannot be made to the Alcon 401(k) Retirement Plan because of limitations under the U.S. Internal Revenue Code of 1986. During the years ended December 31, 2006, 2005 and 2004, deferrals under the plan were $2.4, $3.1 and $2.5, respectively. At December 31, 2006 and 2005, liabilities under the plan, included in other long term liabilities in the accompanying consolidated balance sheets, were $8.2 and $5.6, respectively.

(14)	Financial Instruments

Foreign Currency Risk Management

A significant portion of the Company's cash flows is denominated in foreign currencies. Alcon relies on ongoing cash flows generated from foreign sources to support its long term commitments to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of weakening local currencies relative to the dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. The Company has established a foreign currency risk management program to protect against volatility of future foreign currency cash flows and changes in fair value caused by fluctuations in foreign exchange rates.

A primary objective of the foreign currency risk management program is to protect the value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange. The Company primarily utilizes forward exchange contracts in countries where they are available and economically beneficial to offset the impact of fluctuations in foreign exchange rates on monetary assets and their related cash flows. All outstanding foreign exchange forward contracts are entered into to protect the value of assets or liabilities denominated in currencies other than the entity's functional currency. To the extent hedged, the changes in fair value of the forward contracts offset the changes in the value of the assets or liabilities. The changes in value of the foreign exchange forward contracts and the assets/liabilities that are being protected are recorded in foreign exchange gains and losses within other income (expense).

The fair values of forward exchange and option contracts are reported in other current assets and other current liabilities. The fair value hedge derivative instruments have settlement dates in the first half of 2007 and cover an equivalent notional amount of $358.1.

Interest Rate Risk Management

The Company may use interest rate swaps on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and does not leverage any of its investment activities that would put capital at risk.

At December 31, 2006 and 2005, in connection with a long term bank loan, the Company had an interest rate swap fair value hedge outstanding in the notional principal amount of $42.0. In addition, at December 31, 2006, the Company held, as part of a fixed income portfolio, various embedded options with an aggregate notional amount of $22.9 and a fair value of $6.2. The fair values of interest rate swap agreements are reported in other current assets and other current liabilities.

Fair Value of Financial Instruments

At December 31, 2006 and 2005, the Company's financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings and long term debt. The estimated fair value of all of these financial instruments is as noted below. Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amount approximates fair value. The fair value of long term debt was based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities. The fair value of investments was based on quoted market prices at year end.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

	December 31,
	2006		2005
	Carrying	Fair	Carrying	Fair
	Amounts	Value	Amounts	Value

Assets:
Cash and cash equivalents	$1,489.2	$1,489.2	$1,457.2	$1,457.2

Short term trading and available-for-sale investments	321.0	321.0	377.7	377.7

Long term available-for-sale investments	91.1	91.1	154.8	154.8

Forward exchange contracts	0.8	0.8	0.2	0.2
Interest rate swaps	0.9	0.9	1.6	1.6
Embedded derivatives on convertible debt	6.2	6.2	4.3	4.3

Liabilities:
Short term borrowings	926.5	926.5	1,021.5	1,021.5
Long term debt, excluding capital lease obligations	54.4	54.5	61.9	62.5
Forward exchange and option contracts	1.0	1.0	1.3	1.3
Interest rate swaps	--	--	0.7	0.7

Concentrations of Credit Risk

As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with corporate issuers of securities and financial institutions with which it conducts business. Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single issuer or institution. The Company also monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Concentrations of credit risk associated with these trade receivables are considered minimal due to the Company's diverse customer base. Bad debts have been minimal. The Company does not normally require collateral or other security to support credit sales.

(15)	Related Party Transactions

At December 31, 2006, Nestlé owned 230,250,000 common shares of Alcon.

The Company's material transactions with related parties have been with Nestlé and its subsidiaries. All material related party transactions that are not disclosed elsewhere in these notes are included below.

During 2006, 2005 and 2004, the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

	2006	2005	2004

Interest expense	$3.5	$2.9	$3.4
Interest income	0.1	0.1	0.1

The Company leases certain facilities from Nestlé subsidiaries which resulted in rent expense of $1.0, $0.7 and $0.9 in 2006, 2005 and 2004, respectively. Nestlé provides the Company with certain services, including a portion of the Company's information technology licenses, corporate legal services, certain treasury and cash management activities and certain internal audit activities. Nestlé charges the Company for its portion of the costs of these services based on arm's length prices. Such charges were less than $2.6 in each of the three years ended December 31, 2006, 2005 and 2004.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The Company executes certain foreign exchange contracts through Nestlé Finance SA, Cham to benefit from Nestlé's foreign exchange transaction volumes and expertise. At December 31, 2006, the Company had no notional amounts outstanding with Nestlé.

The Company participates with certain Nestlé affiliates in specific cash pooling accounts under which overdraft lines of credit are available and are jointly and severally guaranteed by all participants, including the Company. At December 31, 2006, the total maximum under these lines of credit was approximately $217.8.

The Company is part of the Nestlé Swiss Value-Added Tax Group and therefore jointly and severally liable for any Swiss value-added tax liabilities of all other Group participants.

(16)	Pension and Postretirement Benefits

The Company's pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement health care plan. The Company's cost of defined contribution plans was $69.8, $66.8 and $58.1 in 2006, 2005 and 2004, respectively.

The information provided below pertains to the Company's defined benefit pension plans and postretirement health care plan. The measurement date used to determine pension and postretirement benefit measurements for the majority of the benefit plans is December 31 of the respective year.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The changes in benefit obligations, fair values of plan assets and funded status for the years ended December 31, 2006 and 2005 were:

			Postretirement
	Pension Benefits		Benefits
	2006	2005	2006	2005

Change in Benefit Obligation
Benefit obligation at beginning of year	$299.7	$280.2	$204.9	$177.6
Service cost	17.7	16.7	10.0	9.0
Interest cost	17.9	15.0	11.6	10.5
Benefits paid by trust	(1.0)	(1.3)	(6.2)	(5.4)
Benefits paid by Company	(12.5)	(9.4)	--	--
Foreign currency translation	0.3	(3.9)	--	--
Medicare subsidy	--	--	0.3	--
Settlement/curtailment	(0.7)	--	--	--
Plan amendments	0.2	--	--	--
Actuarial (gain)/loss	31.6	2.4	14.2	13.1

Benefit obligation at end of year	353.2	299.7	234.8	204.8

Change in Plan Assets
Fair value of plan assets at beginning of year	28.3	28.2	103.7	91.5
Actual return on plan assets	0.7	0.8	13.6	5.1
Employer contribution	7.4	4.1	16.3	12.5
Foreign currency translation	(0.3)	(3.5)	--	--
Benefits paid	(1.0)	(1.3)	(6.2)	(5.4)

Fair value of plan assets at end of year	35.1	28.3	127.4	103.7

Funded Status at End of Year	$(318.1)	(271.4)	$(107.4)	(101.1)

Unrecognized prior service cost		(8.8)		2.2
Unrecognized actuarial loss		48.8		36.4
Net liability recognized in the consolidated balance sheet		$(231.4)		$(62.5)

Amounts Recognized in the Consolidated Balance Sheets

Prepaid benefit costs in other current assets	$--	$0.9	$--	$--
Prepaid benefit costs in other assets	1.6	--	--	--
Accrued benefit costs in other current liabilities	(11.4)	(0.1)	(0.1)	--
Pension and postretirement obligation in other long term liabilities	(308.3)	(232.2)	(107.3)	(62.5)
Net amount recognized in the consolidated balance sheet	$(318.1)	$(231.4)	$(107.4)	$(62.5)

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Amounts recognized in accumulated other comprehensive income, net of taxes, at December 31, 2006 consisted of:

		Postretirement
	Pension Benefits	Benefits
Prior service cost	$(5.1)	$1.1
Net losses (gains)	45.8	20.1
Total	$40.7	$21.2

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in the year ended December 31, 2007 were:

		Postretirement
	Pension Benefits	Benefits
Prior service cost	$(0.9)	$0.5
Net losses (gains)	5.0	1.3
Total	$4.1	$1.8

Effective December 31, 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." The incremental effects of applying SFAS No. 158 on individual line items in the balance sheet at December 31, 2006 were:

	Before Application		After Application
	of SFAS No. 158	Adjustments	of SFAS No. 158

Deferred income tax assets	$118.5	$4.0	$122.5
Other current assets	142.7	0.1	142.8
Long term deferred income tax assets	191.9	43.8	235.7
Other current liabilities	889.1	10.8	899.9
Other long term liabilities	354.5	99.0	453.5
Accumulated other comprehensive income	189.2	(61.9)	127.3

The accumulated benefit obligation for all defined benefit pension plans was $269.5 and $233.2 at December 31, 2006 and 2005, respectively.

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2006 and 2005:

	Pension Benefits
	2006	2005

Projected benefit obligation	$353.2	$299.7
Accumulated benefit obligation	269.5	233.2
Fair value of plan assets	35.1	28.3

			Postretirement
	Pension Benefits		Benefits
	2006	2005	2006	2005
Weighted Average Assumptions as of December 31,

Discount rate	5.5%	5.5%	5.75%	5.75%
Expected return on plan assets	2.4	2.2	7.55	7.46
Rate of compensation increase	5.6	5.7	N/A	N/A

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The discount rate for the defined benefit pension plans was determined by matching, as of the measurement date, the expected future cash flows with high-quality fixed-income securities of the same duration. This resulted in a weighted average discount rate of 5.5% as an appropriate equivalent annualized rate.

The discount rate for the postretirement benefit plan was selected by taking into account the rates of return on high-quality fixed-income securities as of the measurement date. Traditionally, the Moody's Aa corporate bond index has served as a proxy for this rate.

The expected long term rates of return on plan assets were based on historical market index returns for the applicable asset classes weighted in proportion to the target allocation of the plan. The return assumption for the postretirement benefits plan also took into account the estimated cost of life insurance coverage and insurer profit due to the use of the trust-owned life insurance investment vehicle.

The Company recorded a decrease in minimum pension liability of $4.0, net of tax, for the year ended December 31, 2005. The adjustment was reflected in accumulated other comprehensive income and other long term liabilities.

Plan Assets

At December 31, 2006 and 2005, the Company's defined benefit pension plans and postretirement benefit plan weighted average asset allocations by asset category were as follows:

	Pension		Postretirement
	Benefits		Benefits
	2006	2005	2006	2005
Asset Category:
Equity securities	9%	10%	55%	55%
Real estate investment trust units	--	--	2	1
Debt securities	12	10	34	41
Guaranteed investment contracts	58	70	--	--
Cash and cash equivalents	21	10	9	3
Total	100%	100%	100%	100%

The investment strategies for the pension and postretirement benefit plans utilize a variety of asset classes to provide return opportunities that are consistent with an acceptable risk tolerance. The majority of the Company's defined benefit pension plans were unfunded, with the major funded plan designated for employees in Japan. The weighted average target allocation for the pension benefit plan is 8% equity securities, 12% debt securities and 80% guaranteed investment contracts. At December 31, 2006 and 2005, for the pension benefit plan, the equity securities consisted primarily of stocks of Japanese companies, the debt securities were comprised primarily of debt securities of Japanese companies, and the guaranteed investment contracts were invested with two large Japanese insurance companies for fixed returns of 0.75%. The weighted average target asset allocation for the postretirement benefit plan is 50% to 55% equity securities, 35% to 40% debt securities, 2% to 3% alternative investments, and 8% to 10% cash and cash equivalents. At December 31, 2006 and 2005, for the postretirement benefit plan, the equity securities consisted of a Standard & Poor's 500 index fund and the debt securities were comprised of a Lehman Aggregate bond index fund and a money market fund. In addition, in 2006, assets contributed to a 401(h) plan were invested in a balanced fund of U.S. and international stocks, bonds and real estate investment trust units.

In February 2005, the Company transferred $200.2 to an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At December 31, 2006, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $12.4, short term investments of $139.3 and long term investments of $84.6), which were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

The Company does not anticipate that any assets from defined benefit plans or the postretirement benefit plan would be returned to the Company during the year ending December 31, 2007.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Contributions

The Company expects to contribute in 2007 approximately $16.0 to its pension plans and approximately $8.8 to its postretirement benefit plan.

Estimated Future Benefit Payments

The following table provides the benefit payments expected to be paid and the anticipated subsidy receipts:

	Pension Benefits	Postretirement Benefits
		Gross Payments	Subsidy Receipts

2007	$13.7	$6.3	$0.3
2008	13.7	7.1	0.4
2009	14.9	8.0	0.5
2010	15.4	9.0	0.6
2011	16.3	10.0	0.7
2012 - 2016	101.3	67.4	5.7

	Pension Benefits			Postretirement Benefits
	2006	2005	2004	2006	2005	2004
Components of Net Periodic Benefit Cost

Service cost	$17.7	$16.7	$14.6	$10.0	$9.0	$7.3
Interest cost	17.9	15.0	13.8	11.6	10.5	8.9
Expected return on assets	(0.7)	(0.6)	(0.4)	(8.2)	(6.4)	(6.7)
Prior service cost	(0.8)	(0.9)	(0.9)	0.5	0.5	0.5
Loss (gain) on settlement/curtailment	(0.2)	--	--	--	--	--
Net losses (gains)	4.5	1.9	2.9	0.9	0.2	--

Net periodic benefit cost	$38.4	$32.1	$30.0	$14.8	$13.8	$10.0

The health care cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 10% in 2007, declining to 5% in 2012 and after. The effect of a one percentage point change in assumed medical cost trend rates is as follows:

	1% Increase	1% Decrease

Effect on total of service and interest cost components	$4.5	$(3.6)

Effect on the postretirement benefit obligation	42.6	(34.0)

During the second quarter of 2004, the Company recognized the effects of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 in accounting for its postretirement health care plan. The Company made no amendments to its plan and determined that the impact of the act reduced the accumulated postretirement benefit obligation ("APBO") at January 1, 2004 to $142.7 from $173.0. This reduction in the APBO eliminated the previous actuarial loss, for which the amortization would have been $1.7 for the year 2004. It also decreased the annual service cost and interest cost by $1.8 and $1.9, respectively, in 2004.

In certain countries, the Company's employees participate in defined benefit plans of Nestlé. No separate valuation for the Company's employees has historically been prepared for the plans, as they are not material to the Company or to Nestlé. Accordingly, these plans are treated as multi-employer plans. Annual contributions to these plans are determined by Nestlé and charged to the Company. Company contributions to these plans during 2006, 2005 and 2004 were $9.4, $11.8 and $5.9, respectively.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(17)	Shareholders' Equity

On May 2, 2006, Alcon's shareholders approved the cancellation of 100,000 Alcon common shares, which were repurchased during 2006. After the fulfillment of certain formal Swiss law requirements, the cancellation became effective July 24, 2006.

(18)	Commitments and Contingencies

Advanced Medical Optics, Inc. ("AMO") filed a patent infringement lawsuit against the Company in the U.S. District Court in Delaware, in 2003. AMO claimed the Company infringed two of AMO's U.S. patents, challenging certain features of the Company's Infiniti® vision system and certain software upgrades to its LEGACY® cataract system. In the case, which was heard by a jury in 2005, AMO requested damages and a permanent injunction preventing the Company from selling its Infiniti® vision system with the current version of the FMS cassette.

In December 2005, the court ruled in favor of AMO and set damages at $213.9. In the final judgment entered in January 2006, the court also awarded AMO interim damages, prejudgment interest and reasonable attorneys' fees and costs. Due to the court's final judgment, the Company recorded (in selling, general and administrative expenses) in the fourth quarter of 2005 a $240.0 provision related to this litigation. The Company also filed motions for appeal of the decision and for a new trial.

Since 2004, the Company also had filed three lawsuits against AMO for patent infringement by certain AMO surgical systems and viscoelastic products.

On July 10, 2006, the Company and AMO announced a global settlement agreement resolving all existing patent disputes between them. The settlement provided for the dismissal of all pending lawsuits, for AMO to request that the Delaware court vacate its judgment and injunction previously entered against the Company, and for dismissal of corresponding appeals. The settlement entitled both parties to continue marketing their current phacoemulsification product lines on a royalty-free basis, and contained provisions designed to reduce the likelihood of patent disputes on future product offerings.

Under the settlement, the Company paid AMO $121.0 in July 2006. Because in connection with the Delaware judgment the Company had previously accrued $240.0 in the year ended December 31, 2005, the Company realized in selling, general and administrative expenses a pretax benefit for the accrual reduction of $119.0 in the year ended December 31, 2006.

Alcon has joined with its commercial partners in filing patent infringement actions against two different generic drug companies. Both generic drug companies are seeking United States Food and Drug Administration ("FDA") approval to market a generic version of an Alcon product under what is known as an Abbreviated New Drug Application ("ANDA"). The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution. (Vigamox® is licensed to Alcon by Bayer Healthcare AG.) As part of its ANDA, Teva is challenging three patents covering Alcon's innovator product Vigamox®. Two of the patents are owned by Alcon's licensor, Bayer Healthcare AG, and the third, which expires in 2019, is owned by Alcon. Suit was filed by Alcon and Bayer as co-plaintiffs against Teva on April 5, 2006, in the U.S. District Court in Delaware. As a result of the lawsuit filing, the FDA must delay any approval of Teva's ANDA for 30 months unless the litigation is earlier resolved. Trial has been scheduled for February 2008. Should Teva succeed in overcoming all three patents and secure FDA approval, it would be entitled to sell a generic moxifloxacin product that would compete with Alcon's Vigamox® product. Such competition would be expected to impact Alcon's sales and profits.

The second patent infringement action was filed after Alcon received notice that a Canadian-based generic drug company had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product. Two unchallenged United States patents protect the product until 2010, which means there is no current threat to the Patanol® product market prior to that date. The single challenged patent, which is co-owned by Alcon and its raw material supplier, Kyowa Hakko Kogyo Co. Ltd., will expire in 2015. Alcon and Kyowa Hakko as co-plaintiffs filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006, in the U.S. District Court in Indianapolis, Indiana. As a result of the lawsuit

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved. Trial has not yet been scheduled in this case. Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States as of December 18, 2010. Such competition would be expected to impact Alcon's sales and profits.

In December 2005, fires and explosions at an oil depot in Hemel Hempstead, England, damaged the Company's nearby office building and warehouse, as well as the equipment and inventories housed in these facilities. No Company employees were injured. The Company recorded provisions totaling $8.7 ($3.2 in cost of goods sold and $5.5 in selling, general and administrative expenses) for the resulting write-offs and estimated costs of repairs. At December 31, 2006, repairs were approaching completion, expected in early 2007. Based on more recent estimates, approximately $1.3 of the provision was reversed in November 2006. The Company was effectively self-insured through its captive insurance subsidiary for these losses and intends to seek recovery from the parties responsible for the fires and explosions; however, in accordance with Statement of Financial Accounting Standards No. 5, the Company has not recognized any amounts for such recovery.

The Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

The Company's tax returns are subject to examination by various taxing authorities. Management records current tax liabilities based on their best estimate of what they will ultimately settle with the taxing authorities upon examination.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations. Although management believes that the tax treatments reflected in the accompanying financial statements comply with the various tax laws and regulations, some of the tax treatments may change if challenged by the taxing authorities. Litigation contingencies are subject to change based on settlements and court decisions.

The Company may be subject to future litigation and infringement claims, which could cause the Company to incur significant expenses or prevent the Company from selling its products. The Company operates in an industry susceptible to significant product liability claims. Product liability claims may be asserted against the Company in the future arising out of events not known to the Company at the present time.

The Company leases certain facilities and equipment under operating leases. The Company accounts for operating leases in accordance with Statement of Financial Accounting Standards No. 13. As such, the total costs of operating leases (inclusive of any adjustments associated with escalating rent, rent holidays, contingent rent or rent concessions) are expensed ratably over the life of the operating lease. Leasehold incentives are capitalized and amortized over the shorter of the life of the lease or the associated asset. Lease expense incurred was $53.5, $51.1 and $49.8 during 2006, 2005 and 2004, respectively. Future minimum aggregate lease payments under noncancelable operating leases with a term of more than one year were as follows:

Year	Amount

2007	$44.2
2008	33.3
2009	25.5
2010	17.7
2011	15.0
Thereafter	54.7

Total minimum lease payments	$190.4

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The Company has entered into various fixed and variable purchase commitments and license agreements, requiring future minimum royalties, through 2018. All commitments are expected to be fulfilled with no adverse consequences to the Company's operations or financial condition. The total unconditional fixed purchase obligations and future minimum royalties at December 31, 2006 were as follows:

Year	Amount

2007	$15.9
2008	13.1
2009	4.5
2010	3.4
2011	0.4
Thereafter	1.9

Total	$39.2

Total payments related to the above purchase commitments and license agreements for the years ended December 31, 2006, 2005 and 2004 were $76.7, $40.6 and $48.1, respectively. In addition, at December 31, 2006, the Company had entered into various contracts with suppliers to purchase raw materials contingent upon forecasted purchases and other manufacturing requirements.

In the normal course of business, the Company has entered into research and development arrangements with third parties that require milestone and royalty payments to the third parties contingent upon certain future events linked to the success of the research and development efforts.

At December 31, 2006, the Company had guaranteed less than $11.0 of debt for certain customers. At December 31, 2006, the Company had outstanding letters of credit of $24.7. The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. Additionally, the Company guaranteed $83.1 to a third party reinsurer for the Company's captive insurance subsidiaries.

The Company self-insures through captive insurance subsidiaries almost all of its property and casualty, business interruption and liability risks.

(19)	Subsequent Events

On February 7, 2007, pursuant to the 2002 Alcon Incentive Plan, Alcon's board of directors approved the grant effective February 12, 2007 to certain employees of share-settled stock appreciation rights and stock options for approximately 1.6 million common shares at $130.56 per share, the closing market price on February 12, 2007. The share-settled stock appreciation rights and stock options are scheduled to become exercisable in 2010 and expire in 2017. The board also approved the grant effective February 12, 2007 to certain employees of 0.2 million restricted common shares and share-settled restricted share units. The restricted common shares and share-settled restricted share units vest at the end of a three-year period, with forfeitures if the recipient is not fully vested at retirement before age 60.

Alcon's board of directors also authorized the Company to purchase up to an additional 5 million Alcon common shares.

On February 21, 2007, the Company issued a Device Safety Alert that directed physicians to discontinue performing all CustomCornea® wavefront system myopia procedures using the LADAR6000™ excimer laser. The alert did not include other CustomCornea® wavefront system procedures or any conventional laser procedures. This alert was issued in response to the Company’s receipt of reports from seven surgical centers citing topographically-observed “central islands” in some patients following custom myopia laser procedures using the LADAR6000™ excimer laser. In some of these cases, patients exhibited a decrease in best corrected visual acuity. An investigation is continuing to determine the cause of the reports. The Company has notified the FDA of this situation. Management is working to determine an appropriate corrective action and has submitted a Pre-Market Approval supplement. Until corrective action is determined, the

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Company is unable to determine whether the associated costs will be significant. For the year ended December 31, 2006, the Company’s refractive sales were 1.1% of total sales, and it expects that its future sales from per procedure technology fees will be reduced.

(20)	Unaudited Quarterly Information

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,

2006
Sales	$1,157.1	$1,310.8	$1,203.8	$1,224.9
Operating income	342.4	575.8	261.0	392.9
Net earnings	295.7	465.6	232.1	354.7

Basic earnings per common share	$0.96	$1.52	$0.77	$1.17
Diluted earnings per common share	$0.95	$1.50	$0.76	$1.16

2005
Sales	$1,070.5	$1,172.0	$1,071.1	$1,054.9
Operating income	326.8	419.8	367.9	73.4
Net earnings	249.5	325.0	295.8	60.7

Basic earnings per common share	$0.82	$1.06	$0.96	$0.20
Diluted earnings per common share	$0.80	$1.04	$0.95	$0.19

Quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere.

Operating income and net earnings for the three months ended June 30, 2006 included the benefit of the reduction of the patent litigation provision discussed in note 18.

Operating income and net earnings for the three months ended September 30, 2006 included the impairment losses discussed in note 5.

Net earnings for the three months ended December 31, 2006 were substantially higher than the comparable period in 2005 due mainly to the 2005 provisions discussed in note 18 for litigation related to a patent infringement claim and for property damages.

All periods in 2006 reflect the adoption of SFAS No. 123(R) effective January 1, 2006 using the modified prospective transition method as discussed in note 12.

Report of the Group Auditors to the General Meeting of

Alcon, Inc., Hünenberg

As group auditors, we have audited the consolidated financial statements (consolidated balance sheets, consolidated statements of earnings, consolidated statements of shareholders' equity and comprehensive income, and consolidated statements of cash flows) of Alcon, Inc. and subsidiaries for the year ended December 31, 2006, as included in the Alcon, Inc. 2006 Financial Report on pages 6 to 44 and the Swiss disclosure requirements on pages 46 to 48.

These consolidated financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements comply with Swiss law and the consolidation and valuation principles as set out in the notes to the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ Reto Zemp	/s/ Thomas Affolter
Reto Zemp	Thomas Affolter
Swiss Certified Accountant	Swiss Certified Accountant
Auditor in Charge

Zurich, March 16, 2007

ALCON, INC. AND SUBSIDIARIES

SWISS DISCLOSURE REQUIREMENTS

(in millions of US dollars)

The consolidated financial statements (consolidated balance sheets and related consolidated statements of earnings, shareholders’ equity and comprehensive income, and cash flows) of Alcon, Inc. and subsidiaries (the “Company”) for the year ended December 31, 2006 are included in the Alcon, Inc. 2006 Financial Report on pages 6 to 44. Swiss law requires additional reporting disclosures which are included in the notes below.

(1)	Significant shareholders

Nestlé S.A. holds 72.56% of the issued common shares of Alcon, Inc. The remaining common shares are publicly traded at the New York Stock Exchange (NYSE) since March 21, 2002.

Based on a report filed with the U.S. Securities and Exchange Commission by AXA Financial, Inc., AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle and AXA, each of the foregoing is deemed to be the beneficial owner of 18,669,641 common shares of Alcon, Inc., representing 6.2% of the outstanding common shares of Alcon, Inc. at December 31, 2006. The report indicated that of the 18,669,641 shares, 18,441,226 shares were held by unaffiliated third-party client accounts managed by AllianceBernstein L.P. as investment advisor. AllianceBernstein L.P. is a majority-owned subsidiary of AXA Financial, Inc. None of the officers or directors of AXA Financial, Inc., AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle or AXA serve as officers or directors of Alcon, Inc.

The Company is not aware of any other significant shareholder holding, directly or indirectly, 5% or more of the common shares.

(2)	Investment in subsidiaries

The following is a list of Alcon, Inc.’s and subsidiaries’ major investments as of December 31, 2006. The consolidated ownership of each of these investments as of December 31, 2006 is 100%.

			Issued
Name	Domicile	Activity	share capital
Alcon RefractiveHorizons, Inc.	Wilmington DE, USA	Holding	$0.1
Alcon Holdings Inc.	Wilmington DE, USA	Holding	0.1
Alcon Pharmaceuticals, Inc.	Wilmington DE, USA	Distributor	Shares with no nominal value
Falcon Pharmaceuticals, Ltd.	Fort Worth TX, USA	Distributor	*
Alcon Laboratories (UK) Limited	Hemel Hempstead, Herts, UK	Distributor	4.9
Alcon Pharmaceuticals Ltd.	Hünenberg, Switzerland	Distributor	0.1
Alcon Japan Ltd.	Tokyo, Japan	Distributor	Shares with no nominal value
Alcon Laboratories (Australia) Pty. Ltd.	Frenchs Forest, Australia	Distributor	2.0
Alcon Canada Inc.	Mississauga, Canada	Distributor	Shares with no nominal value

(2) Investment in subsidiaries (continued)
			Issued
Name	Domicile	Activity	share capital
Alcon (Puerto Rico) Inc.	Puerto Rico	Distributor	$0.1
Alcon Hong Kong, Limited	Hong Kong	Distributor	0.1
Alcon Pte Ltd.	Singapore	Distributor	0.1
Alcon Italia S.p.A.	Milan, Italy	Distributor	1.7
Alcon Pharma GmbH	Freiburg, Germany	Distributor	0.5
Alcon Laboratuvarlari Ticaret A.S.	Istanbul, Turkey	Distributor	13.5
Alcon Laboratories, Inc.	Wilmington DE, USA	Manufacturer and Distributor	0.1
S.A. Alcon-Couvreur N.V.	Puurs, Belgium	Manufacturer and Distributor	2.5
Alcon Cusí S.A.	El Masnou (Barcelona), Spain	Manufacturer and Distributor	15.1
Laboratoires Alcon S.A.	Rueil-Malmaison, France	Manufacturer and Distributor	13.5
Alcon Laboratorios do Brasil Ltda.	Sao Paulo, Brazil	Manufacturer and Distributor	10.6
Alcon Laboratorios, S.A. de C.V.	Mexico City, Mexico	Manufacturer and Distributor	4.7
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing, China	Manufacturer and Distributor	1.2
Alcon Manufacturing, Ltd.	Fort Worth TX, USA	Manufacturer	*
Alcon Laboratories Ireland Limited	Cork, Ireland	Manufacturer	0.2
Alcon Capital Corporation	Wilmington DE, USA	Finance	0.1
Alcon Capital and Investment Panama, S.A.	Panama	Finance	0.1
N.V. Alcon Coordination Center	Puurs, Belgium	Finance	371.2
Alcon Credit Corporation	Hünenberg, Switzerland	Finance	0.6
Alcon Research, Ltd.	Fort Worth TX, USA	Research & Development	*
Trinity River International Investments (Bermuda) Ltd.	Bermuda	Finance	0.1
Trinity River Insurance Co. Ltd.	Bermuda	Captive Insurance	0.1

* Partnerships with no share capital

(3)	Fixed assets

The fire insurance value for fixed assets amounts to $1,923.0 and $1,693.0 at December 31, 2006 and 2005, respectively.

(4)	Expense by nature

The following items are allocated to the appropriate headings of expenses by function in the consolidated statements of earnings for the year ended December 31.

	2006	2005

Depreciation of property, plant and equipment	$158.5	$124.9
Salaries and welfare expenses	1,340.7	1,178.4
Direct material cost	459.3	389.8

Report of the Statutory Auditors to the General Meeting of

Alcon, Inc., Hünenberg

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, statement of earnings and retained earnings and notes) of Alcon, Inc., for the year ended December 31, 2006.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of retained earnings comply with Swiss law and the Company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ Reto Zemp	/s/ Thomas Affolter
Reto Zemp	Thomas Affolter
Swiss Certified Accountant	Swiss Certified Accountant
Auditor in Charge

Zurich, March 16, 2007

Enclosures:

-	Financial statements (balance sheet, statement of earnings and retained earnings and notes)
-	Proposed appropriation of retained earnings

Balance Sheet as of December 31,	Note	2006	2005
(in thousands)		CHF	CHF

Assets

Current assets:

Cash and banks		848,184	1,064,750
Accounts receivable
due from affiliated companies		197,482	139,926
Treasury shares		1,045,611	22,864
Prepayments and other current assets		4,938	6,105

Total current assets		2,096,215	1,233,645

Non-current assets:

Loans due from affiliated companies	3	1,266,019	1,340,139
Investments	4	2,195,504	1,836,448
Intangible assets		58,373	90,029

Total non-current assets		3,519,896	3,266,616

Total assets		5,616,111	4,500,261

Balance Sheet as of December 31,	Note	2006	2005
(in thousands)		CHF	CHF

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable
due to third parties		342	841
due to affiliated companies		216,305	274,545
Other current liabilities		--	314,880
Accrued income taxes		87,616	43,619
Other accrued liabilities		97,535	23,695

Total current liabilities		401,798	657,580

Non-current liabilities:

Other long-term liabilities		236,926	260,393
Provisions		202,450	217,360

Total non-current liabilities		439,376	477,753

Shareholders’ equity:	5

Share capital		63,469	62,912
Legal reserve		219,279	51,964
Reserve for own shares		1,893,697	839,456
Retained earnings		2,598,492	2,410,596

Total shareholders’ equity		4,774,937	3,364,928

Total liabilities and shareholders’ equity		5,616,111	4,500,261

Statement of Earnings and Retained Earnings for the year ended December 31,	2006	2005
(in thousands)	CHF	CHF

Income

Dividend income	1,098,637	552,781
Royalty income	1,246,748	987,371
Other investment income	638	173,612
Interest income	119,208	85,568
Miscellaneous income	31,642	52,278
Foreign exchange gains, net	–	179,655

Total income	2,496,873	2,031,265

Expenses

Royalty expenses	267,335	184,831
Research and development expenses	251,958	273,827
Outside services and fees	2,774	1,343
Amortization of intangibles	31,656	30,811
Personnel related expenses	1,341	8,419
Administration and other operating expenses	38,911	27,840
Interest and other financial expenses	1,386	1,549
Withholding and miscellaneous taxes	5,987	4,903
Foreign exchange losses, net	150,517	–
Other expenses	67,503	60,383
Legal claims and settlements expenses, net	(190,404)	296,856

Total expenses	628,964	890,762

Earnings before income taxes	1,867,909	1,140,503
Income tax expense	(56,966)	(32,495)

Net earnings	1,810,943	1,108,008
Retained earnings at beginning of the year	2,410,596	1,723,348
Dividend distribution	(515,039)	(362,442)
Transfer to reserve for own shares	(1,094,194)	(58,318)
Capital reduction	(13,814)	–

Retained earnings at end of the year	2,598,492	2,410,596

Notes to the Financial Statements

1.	General

The Company is registered in Hünenberg in the Canton of Zug, Switzerland. Its principal activity is holding investments, patents, trademarks and technical and industrial know-how.

Nestlé S.A. holds 72.56% of the issued common shares of Alcon, Inc. The remaining common shares are publicly traded at the New York Stock Exchange (NYSE) since March 21, 2002.

Based on a report filed with the U.S. Securities and Exchange Commission by AXA Financial, Inc., AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle and AXA, each of the foregoing is deemed to be the beneficial owner of 18,669,641 common shares of Alcon, Inc., representing 6.2% of the outstanding common shares of Alcon, Inc. at December 31, 2006. The report indicated that of the 18,669,641 shares, 18,441,226 shares were held by unaffiliated third-party client accounts managed by AllianceBernstein L.P. as investment advisor. AllianceBernstein L.P. is a majority-owned subsidiary of AXA Financial, Inc. None of the officers or directors of AXA Financial, Inc., AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle or AXA serve as officers or directors of Alcon, Inc.

The Company is not aware of any other significant shareholder holding, directly or indirectly, 5% or more of the common shares.

Notes to the Financial Statements

2.	Significant Accounting Policies

The accounting policies followed for dealing with items which are judged material or critical in determining the results for the year and stating the financial position are as follows:

2.1	Foreign Currency Translation

The accounting records are kept in USD, which is the functional currency of the Company. Assets and liabilities which arise in currencies other than USD are translated at the rates of exchange prevailing at year-end; revenues and expenses are converted at monthly booking rates.

For statutory purposes, the financial statements are translated into CHF at the following rates:

Investments	- at historical rates
Intangible assets	- at historical rates
Other assets and liabilities	- at year-end rates
Treasury shares and equity	- at historical rates
Income and expenses	- at average rates

Net exchange differences on translation and transactions are recognized in the income statement. Unrealized gains are recorded in order to offset prior years recognized unrealized exchange losses.

2.2	Investments

Investments are recorded at cost or are written down on a conservative basis, taking into account the profitability of the company concerned.

2.3	Treasury Shares

Treasury shares are carried at the lower of cost or market.

Notes to the Financial Statements

2.	Significant Accounting Policies (continued)

2.4	Intangible Assets

The intangible assets are amortized on a straight-line basis over a period between four and sixteen years.

2.5	Taxation

Provision has been made for all Federal and Cantonal income and capital taxes estimated to be payable on the basis of earnings reported through December 31, 2006.

3.	Loans due from Affiliated Companies

The Company has signed a subordination agreement for a loan due from a subsidiary that amounts to CHF 1.6 million as of December 31, 2006 (2005: CHF 2.5 million).

Notes to the Financial Statements

4.	Investments in Subsidiaries

The following is a list of the Company's major investments:

Name	Domicile	Activity	Issued share capital	Ownership

S.A. Alcon-Couvreur N.V.	Puurs	Manufacturer	EUR	4,491,831	99.62%
Belgium	and Distributor

Alcon Cusí S.A.	El Masnou	Manufacturer
(Barcelona)	and Distributor	EUR	11,599,783	100.00%
Spain

Laboratoires Alcon S.A.	Rueil-	Manufacturer
Malmaison	and Distributor	EUR	12,579,102	100.00%
France

Alcon Laboratories (UK)	Hemel	Distributor	GBP	3,100,000	100.00%
Limited	Hempstead,
Herts, UK

Alcon Pharmaceuticals Ltd.	Hünenberg	Distributor	CHF	100,000	100.00%
Switzerland

Alcon Japan Ltd.	Tokyo	Distributor	JPY (Shares with no	100.00%
Japan	nominal value)

Alcon Laboratories	Frenchs	Distributor	AUD	2,550,000	100.00%
(Australia) Pty. Ltd.	Forest
Australia

Alcon Canada Inc.	Mississauga	Distributor	CAD (Shares with no	100.00%
Canada	nominal value)

Alcon (Puerto Rico) Inc.	Puerto Rico	Distributor	USD	100	100.00%

Alcon Laboratorios	Sao Paulo	Manufacturer	BRL	7,729,167	100.00%
do Brasil Ltda.	Brazil	and Distributor

Alcon Laboratorios, S.A.	Mexico	Manufacturer	MXN	5,915,300	100.00%
de C.V.	City	and Distributor
Mexico

Notes to the Financial Statements

4.	Investments in Subsidiaries (continued)

Name	Domicile	Activity	Issued share capital	Ownership

Alcon Hong Kong, Limited	Hong Kong	Distributor	HKD	77,000	100.00%

Alcon Pte Ltd.	Singapore	Distributor	SGD	164,000	100.00%

Alcon (China) Ophthalmic	Beijing	Manufacturer	USD	1,357,455	100.00%
Product Co., Ltd.	China	and Distributor

Alcon Laboratories	Cork	Manufacturer	EUR	192,501	100.00%
Ireland Limited	Ireland

N.V. Alcon Coordination	Puurs	Finance	EUR	415,000,000	86.16%
Center	Belgium

Alcon Italia S.p.A.	Milan	Distributor	EUR	1,300,000	99.00%
Italy

Alcon Laboratuvarlari	Istanbul	Distributor	TRY	17,724,115	100.00%
Ticaret A.S.	Turkey

Alcon Pharma GmbH	Freiburg	Distributor	EUR	511,292	100.00%
Germany

Alcon Credit Corporation	Hünenberg	Finance	CHF	1,000,000	100.00%
Switzerland

Alcon Capital and Investment	Panama	Finance	USD	1,000	100.00%

Panama, S.A.

Alcon Holdings Inc.	Wilmington	U.S. Sub-Holding	USD	10	100.00%
USA

Trinity River International	Bermuda	Finance	USD	12,000	100.00%

Investments (Bermuda) Ltd.

Trinity River Insurance	Bermuda	Captive Insurance	USD	120,000	100.00%
Co. Ltd.

Notes to the Financial Statements

5.	Shareholders’ Equity

As of December 31, 2006 the Company’s share capital comprises 317,343,982 issued and fully paid registered shares with a nominal value of CHF 0.20 each (2005: 314,559,103 shares).

Equity Reconciliation

in CHF '000	Number of Shares	Share Capital	Legal Reserve	Reserve for Own Shares	Retained Earnings	Total

Balance, December 31, 2004	310,062,322	62,012	298,055	354,560	1,723,348	2,437,975
Dividend payment	-	-	-	-	-362,442	-362,442
Exercise of stock options	4,496,781	900	180,487	-	-	181,387
Changes in reserves for own shares, net	-	-	-426,578	484,896	-58,318	-
Net result	-	-	-	-	1,108,008	1,108,008
Balance, December 31, 2005	314,559,103	62,912	51,964	839,456	2,410,596	3,364,928
Dividend payment	-		-	-	-515,039	-515,039
Cancellation of shares	-100,000	-20	-286	-	-13,814	-14,120
Exercise of stock options	2,884,879	577	127,648	-	-	128,225
Changes in reserves for own shares, net	-	-	39,953	1,054,241	-1,094,194	-
Net result	-	-	-	-	1,810,943	1,810,943
Balance, December 31, 2006	317,343,982	63,469	219,279	1,893,697	2,598,492	4,774,937

A share repurchase and subsequent cancellation of total 100,000 shares with a nominal value of CHF 20,000 was approved at the Annual General Meeting of May 2, 2006. The completion of the cancellation was registered in the Register of Commerce of the Canton of Zug on July 31, 2006.

Conditional Share Capital

The General Meeting held on February 25, 2002 approved Conditional Capital in an amount not to exceed CHF 6 million. The share capital may be increased through the issuance of up to 30,000,000 fully paid registered shares with a nominal value of CHF 0.20 per share in connection with the issuance of new shares for stock options to employees or directors of the Company and Group companies.

During the year 2006, 2,884,879 (2005: 4,496,781) new shares were issued based on exercises of stock options by employees and directors. As of December 31, 2006 the Conditional Share Capital amounts to 19,531,018 (2005: 22,415,897) registered shares at CHF 0.20 each, representing a total of CHF 3,906,203.60 (2005: CHF 4,483,179.40).

Notes to the Financial Statements

5.	Shareholders’ Equity (continued)

Legal Reserve

The Company appropriates earnings to a legal reserve in accordance with the provisions of Swiss law. For holding companies such a reserve is, to the extent of 20 % of the share capital, not readily available for distribution.

As a result of 2,884,879 (2005: 4,496,781) new shares issued during 2006, the legal reserve increased by CHF 127,647,575 (2005: CHF 180,487,552).

Reserve for Own Shares

During the year a total of 8,517,963 (2005: 3,799,744) shares, including 35,801 (2005: 74,895) shares for a deferred compensation plan and 8,020,000 (2005: 0) shares under the share repurchase program, were acquired by Alcon, Inc. and subsidiaries at a cost of

CHF 1,110,494,665 (2005: CHF 492,185,493). 335,565 (2005: 112,325) shares, whereof 41,176 (2005: 53,413) related to a deferred compensation plan, were disposed and the reserve was reduced by CHF 42,134,045 (2005: 7,289,081) representing the historical average cost price of these shares. Additionally, 100,000 (2005: 0) shares under the share repurchase program were cancelled at their purchase price of CHF 14,120,060 (2005: 0).

The total of 16,335,991 (2005: 8,253,593) own shares, including 174,413 (2005: 179,788) shares for a deferred compensation plan and 7,920,000 (2005: 0) shares under the share repurchase program, held on December 31, 2006, represents 5.1% (2005: 2.6%) of Alcon, Inc.’s share capital. These shares will be recorded in the Share Register as being without voting rights and will not rank for dividend. Shares for a deferred compensation plan have no voting rights but rank for dividend.

At December 31, 2006 the shareholding of a Group company was 8,081,622 (2005: 7,913,312) shares at an acquisition cost of CHF 848,085,941 (2005: CHF 817,294,668).

Share Repurchase Program

During the year the Board of Directors approved the repurchase of up to an additional

10 million shares of the Company’s outstanding common stock. As of December 31, 2006, the company has authority to repurchase approximately 3.4 million shares.

In 2006, the company repurchased 8,020,000 shares under the share repurchase program, of which 100,000 shares were cancelled subsequently. The Company intends to cancel the remaining 7,920,000 shares at a later date.

Notes to the Financial Statements

6.	Commitments

The Company is committed to make future minimum payments under non-cancelable patent and know-how license agreements that amount to CHF 10 million as of December 31, 2006 (2005: CHF 14 million).

7.	Contingent Liabilities

The Company issued guarantees to third parties on behalf of subsidiaries that amount to approximately CHF 111 million (2005: approximately CHF 121 million).

Alcon, Inc. is part of the Nestlé Swiss VAT Group and therefore jointly and severally liable for any Swiss VAT liabilities of all other Group participants.

8.	Subsequent Events

On February 7, 2007 the Board of Directors approved the repurchase of up to an additional

5 million shares of the Company's outstanding common stock. Including prior authorizations, the Company had authority to repurchase approximately 6.3 million shares at February 7, 2007.

The Board of Directors will propose to the shareholders at the Annual General Meeting that the Company cancels 7,920,000 shares repurchased under the share repurchase program by the end of December 31, 2006. Any shares repurchased under the repurchase program during 2007 shall be cancelled at a later date.

On February 21, 2007, Alcon RefractiveHorizons, Inc., an indirectly owned subsidiary, issued a Device Safety Alert that directed physicians to discontinue performing all CustomCornea® wavefront system myopia procedures using the LADAR6000™ excimer laser. The alert did not include other CustomCornea® wavefront system procedures or any conventional laser procedures. This alert was issued in response to the receipt of reports from seven surgical centers citing topographically-observed “central islands” in some patients following custom myopia laser procedures using the LADAR6000™ excimer laser. In some of these cases, patients exhibited a decrease in best corrected visual acuity. An investigation is continuing to determine the cause of the reports. The U.S. Food and Drug Administration has been notified of this situation and management is working to determine an appropriate corrective action and has submitted a Pre-Market Approval supplement. Until corrective action is determined, the Group is unable to determine whether the associated costs will be significant. For the year ended December 31, 2006, the Group’s refractive sales were 1.1% of total consolidated sales, and it expects that its future sales from per procedure technology fees will be reduced.

Proposed Appropriation of Retained Earnings

According to the proposal submitted by the Board of Directors, the retained earnings of

CHF 2,598,492,778 are to be appropriated as follows:

CHF

Dividend for 2006, CHF 2.50 per share on 300,822,052 shares	752,055,130

Dividend for 2006, CHF 2.50 per share on 4,718,669 shares relating to the Alcon Incentive Plan and share repurchase program (a)	11,796,673

Balance to be carried forward	1,834,640,975

2,598,492,778

(a) This represents the Board of Directors’ expectation of shares reserved for stock options and share-settled stock appreciation rights that may be exercised in 2007 and for restricted shares and restricted share units that may vest in 2007, less any treasury shares acquired in 2007, all prior to the record date for dividend payments.

Dividends associated with stock options and share-settled stock appreciation rights which are not exercised by the dividend record date, with restricted shares and restricted share units not vested by the dividend record date, and with any shares acquired by Alcon, Inc. and subsidiaries in 2007 and held in Treasury on the dividend record date, will be transferred to retained earnings.

Of the proposed dividend in 2005 the balance of CHF 14,134,006 was transferred to retained earnings.

The gross dividend amounts to CHF 2.50 per share. After deduction of the federal withholding tax of 35%, a net amount of CHF 1.625 per share will be payable.